SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                Dated May 25, 2004

                         Commission File Number: 0-31376


                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



                  Indicate by check mark whether the Registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                           Form 20-F [X] Form 40-F [ ]


                       Indicate by check mark whether the
                    Registrant by furnishing the information
                     contained in this form is also thereby
                                   furnishing
                        the information to the Commission
                           pursuant to Rule 12g3-2(b)
                          under the Securities Exchange
                                  Act of 1934.
                                 Yes [ ] No [X]

                          Table of Documents Submitted
Item

1. Announcement regarding share repurchases from the market, dated May 24, 2004.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


May 25, 2004                             By: /s/ TETSUYA UNNO
                                           ------------------------------------
                                           General Manager of Corporate Legal
                                            and Risk Management Department

                                                                          Item 1


(English translation)

May 24, 2004
Millea Holdings, Inc.
5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8766


            Announcement regarding share repurchases from the market

Millea Holdings, Inc. announced today that it has repurchased its own shares from the market, pursuant to Article 210 of the Commercial Code, as detailed below.

The transactions described below conclude Millea Holdings, Inc.'s share repurchases made pursuant to the resolution made at the 1st ordinary general meeting of shareholders held on June 27, 2003.

1.   Period in which repurchases were made:
     From April 6, 2004 through May 21, 2004.

2.   Number of shares repurchased:
     11,824 shares.

3.   Aggregate purchase price of shares:
     18,109,460,000 yen.

4.   Method of repurchase:
     Purchased through the Tokyo Stock Exchange.

(For reference)
1. Details of the resolution made at the 1st ordinary general meeting of shareholders held on June 27, 2003 are as follows.
     (a)  Class of shares to be repurchased:
          Common stock of Millea Holdings, Inc.
     (b)  Aggregate number of shares to be repurchased:
          Up to 120,000 shares.
          (Represents approximately 6.5% of the shares outstanding.)
     (c)  Aggregate purchase price of shares:
          Up to 100 billion yen.

2.   Status as of May 21, 2004.
     (a)  Aggregate number of shares repurchased: 75,646 shares.
     (b)  Aggregate purchase price of shares: 99,999,929,000 yen.

For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341